SUB-ITEM 77D: Policies with Respect to Security Investments

Effective March 31, 2011, the Loomis Sayles Global Equity and Income Fund (formerly, Loomis Sayles Global Markets Fund) normally will invest at least 80% of its net assets (plus any borrowings made for investment purposes) in equity and fixed-income securities.